ASML

                                                               Exhibit 99.11




                               ASML HOLDING N.V.
                              BOARD OF MANAGEMENT
                              REMUNERATION POLICY



                 |---------------------|--------------------|
                 |                     |                    |
                 |  BASE SALARY        |      PERFORMANCE   |
                 |                     |    BONUS / STOCK   |
                 |                     |      OPTIONS       |
                 |                     |                    |
                 |---------------------|--------------------|
                 |                     |                    |
                 |   BENEFITS &        |      PERFORMANCE   |
                 |  PERQUISITES        |         STOCK      |
                 |                     |                    |
                 |---------------------|--------------------|


                              CALENDAR YEAR 2004

The Supervisory Board Remuneration Committee developed the following revised remuneration policy for its Board of Management. This policy was drafted observing the Dutch Corporate Governance Code.

1.    Remuneration policy
The remuneration policy will be such that ASML will continue to attract, reward and retain qualified and seasoned industry professionals in an international labor market. The remuneration structure and levels will be determined by referencing to the appropriate local top executive pay market practices by benchmarking positions on the basis of job size.

2.    Total remuneration
The total remuneration will contain base salary, a short-term performance cash bonus and performance stock options, long-term performance stock and benefits. It aims to balance and align the remuneration with the short-term execution and long-term elements of the managerial tasks of Management.

3. Balance between remuneration elements
Whilst referencing to the relevant market on the one hand, the aim is find a balance between guaranteed base salary and variable performance related incentives on the other hand. This is achieved by using the ratio 100 - 50 - 25 - 25 between base salary, performance bonus, performance stock options and performance stock.

4.    Benchmark
Given the international composition of our business as well as our staff, the base salary, short- term and long-term incentives will be measured against the 75th percentile of the appropriate Top Executive Market with a predominant focus on the European market.

As we observe that a gap exists between the current and the desired level, it is the Remuneration Committee's intention to bridge this gap during a period of three years following calendar year 2004. During this period, the size of the remaining gap will be determined by using consecutive annual benchmark data. The extent to which the gap is closed in a particular year will be calculated on a pro-rated basis of the remaining number of years.

5.    Long-term incentives
Important aspects of the tasks of Management relate to the definition and execution of the strategy of the company of which the effects generally become visible after a few years. The remuneration component related to this will be expressed in stock.

6.    Application of policy

Base salary
The level of the base salary is derived from the 75th percentile of the appropriate European Top Executive Market.

Performance bonus
The annual performance bonus will range between 0% and 50% of base salary. The performance criteria will for the major part be based on quantitative criteria and for the remaining smaller part on qualitative criteria set per Board Member. The weighing of each of these criteria will be equal. The measuring period will be one calendar year.


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  Board of Management Remuneration Policy CY 2004

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                                                                      ASML

The short-term quantitative performance criteria are the short-term drivers of the long-term performance criterion of Return on Invested Capital (ROIC). For calendar year 2004 the short-term performance criteria applicable to all Board Members are:

             Performance Target
          A. Accounts Receivable DSO (Days Sales Outstanding)
          B. Inventory Turns:
             1. Work in Progress (WIP) and Raw Materials (RM) to COGS
             2. Service Inventory to COS Service
             3. Finished Goods available for Sales
          C. Gross Margin
          D. Operating Profit as a % of Sales
          E. Market Share Litho in EUR

The qualitative targets are based on agreed key objectives relative to the individual Board Member's specific responsibilities.

The performance targets will differentiate between three levels of achievement, being 75%, 87.5% and 100% achievement. Bonus pay-outs will be pro-rated accordingly.

Performance stock options
The granting of stock options will depend on the achievement after one year of the same quantitative performance criteria as applicable to the performance bonus. Also in this case, the weighing of each of these criteria will be equal and the performance targets will differentiate between three levels of achievement, being 75%, 87.5% and 100% achievement. The number of stock granted will be pro-rated accordingly.

The maximum obtainable number of performance stock options will equal 25% of base salary divided by the value of one stock option. The value of the stock option is determined by using the objective Black & Scholes valuation model and the market value of the underlying stock on the day of publication of the calendar year 2004 annual results.

The ultimately granted options will not be exercised in the first three years after the date of grant.

Performance stock
Management will be awarded stock after fulfillment of predetermined performance targets over a three year period. The performance measure for obtaining stock will be the improvement of Return on Invested Capital (ROIC).

The reason for choosing ROIC as a long term performance measure is because ROIC shows ASML's cash rate of return on capital it has put to work, regardless of the capital structure of the company. In other words ROIC is a fundamental metric to measure the value creation of a company. In order to calculate ROIC two components will be used: net operating profit after tax (NOPAT) and average invested capital (IC). ROIC is then defined as:

                          ROIC = NOPAT / Average IC.


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  Board of Management Remuneration Policy CY 2004

                                                                      ASML

The Peer Group which will be used for the measurement of ROIC is as follows:
KLA-Tencor, Varian Semiconductor, Applied Materials, Novellus, Cymer, Lam Research, MKS Instruments, Advanced Energy, Asyst and ASMI.

Depending on the relative performance of ASML's ROIC over a three year performance period compared with that of the aforementioned defined peer group, the awards will be done at the end of the three year performance period. The award will be pro-rated according to the ultimate target position within that peer group. Five levels will be defined resulting in a 0% to 100% award.

The maximum number of performance stock obtainable by each Board Member will equal 25% of base salary divided by the value of one stock. The value of the stock is determined on the day of publication of the CY 2003 annual results.

In case of termination of employment during the three year performance measuring period, stock will be granted at the end of this period on a pro-rated basis for the actual period of contribution.

Once the stock is released, the stock will be retained by the Board Member for a certain minimum period. This period will be at least three years after the date of release or until at least the time of termination of employment, if this period is shorter. In so far as taxation is due in respect of the released stock, the Board Member will be allowed to sell stock equal to the amount of tax due.

As the date of release lies three years after the original date of target setting and the Board Member has to retain the stock for at least three subsequent years, the total period before one obtains full rights to the stock will be six years in total. The Remuneration Committee feels that the total resulting period is in compliance with the Dutch Corporate Governance Code.

Benefits
ASML offers its Board Members a pension plan based on a defined contribution. The total defined contribution is a percentage of the pensionable salary and is dependent on the participant's age at the beginning of the year. The total contribution percentage is between 6% and 24%. The participant pays 30% of this contribution, whilst ASML pays the remaining 70%.

Transition to the new policy
ASML has the intention to closely observe the Dutch Corporate Governance Code. Nevertheless, the Remuneration Committee will not infringe existing rights of and obligations towards her Board of Management. As such, each Board Member will be given the opportunity to opt for either the new package resulting from the remuneration policy as described above or to retain their current package including the same base salary as under the new policy.


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  Board of Management Remuneration Policy CY 2004